SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Inovalon Holdings, Inc.

(Name of the Issuer)

Inovalon Holdings, Inc.

Ocala Bidco, Inc.

Ocala Merger Sub, Inc.

Nordic Capital Epsilon SCA, SICAV-RAIF, on behalf of its compartment,

Nordic Capital Epsilon SCA, SICAV-RAIF - Compartment 1

Nordic Capital Epsilon GP SARL

Keith R. Dunleavy, M.D.

Meritas Group, Inc.

Cape Capital SCSp, SICAR – Inovalon Sub-Fund

André Hoffmann

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.000005 per share

Class B Common Stock, par value $0.000005 per share

(Title of Class of Securities)

Class A 45781D101

(CUSIP Number of Class of Securities)

Jonathan Boldt Chief Financial Officer Inovalon Holdings, Inc. 4321 Collington Road Bowie, MD 20716 (301)-809-4000

Wilhelmina Steennis
Director

Nordic Capital Epsilon SCA, SICAV-RAIF,

Nordic Capital Epsilon SCA,

SICAV-RAIF - Compartment 1

Nordic Capital Epsilon GP SARL

8 Rue Lou Hemmer

L-1748 Senningerberg

Grand Duchy of Luxembourg

352 661 124 125

	Keith R. Dunleavy, M.D. 4321 Collington Road Bowie, MD 20716 (301)-809-4000	Aleksandar Vukajlovic André Hoffmann Cape Capital SCSp, SICAR – Inovalon Sub-Fund c/o Cape Capital Management S.à.r.l. 5 Rue Jean Monnet L-2180 Luxembourg Grand Duchy of Luxembourg 41438886064

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

David Allinson Peter Harwich Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	David Feirstein, P.C. Constantine N. Skarvelis, P.C. Armand A. Della Monica, P.C. Kirkland & Ellis LLP 601 Lexington Ave. New York, NY 10022 (212) 446-4800

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,400,000,000	$698,240

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated as the sum of (A) 73,154,564 shares of Class A Common Stock multiplied by the Merger Consideration of $41.00 per share; (B) 78,081,076 shares of Class B Common Stock multiplied by the Merger Consideration of $41.00 per share; (C) 97,932 options to purchase Shares which would convert into 79, 202 issued Shares (such amount determined using a weighted average exercise price per share of $7.84 and the Merger Consideration of $41.00 per Share) multiplied by the Merger Consideration of $41.00 per share; (D) 14,549 shares of Class A Common Stock issuable upon settlement of Company RSUs multiplied by the Merger Consideration of $41.00 per share; and (E) 5,012,005 shares of Class A Common Stock issuable upon settlement of Company RS Awards multiplied by the Merger Consideration of $41.00 per share (assuming the maximum achievement of the performance goals applicable to performance-vesting Company RS Awards, and assuming the satisfaction of all other conditions to such delivery); which results in a proposed maximum aggregate value of $6,400,000,000 and a total filing fee due of $698,240.

**	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001091 by the aggregate transaction valuation.
☒

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid: $698,240
(2)	Form, Schedule or Registration Statement No.: Schedule 14A
(3)	Filing Party: Inovalon Holdings, Inc.
(4)	Date Filed: September 17, 2021

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Transaction Statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 (this “Amendment No. 4”), which amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on September 17, 2021 with the Securities and Exchange commission (the “SEC”) (as amended by Amendment No. 3 filed with the SEC on November 5, 2021, Amendment No. 2 filed with the SEC on October 15, 2021 and Amendment No. 1 filed with the SEC on October 8, 2021, the “Schedule 13E-3” or “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Inovalon Holdings, Inc. (“Inovalon” or the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.000005 per share (the “Class A Common Stock”) and the Class B common stock, par value $0.000005 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Ocala Bidco, Inc., a Delaware corporation (“Parent”), (iii) Ocala Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (iv) Nordic Capital Epsilon GP SARL, (v) Nordic Capital Epsilon SCA, SICAV-RAIF, a société en commandite par actions – société d’investissement à capital variable – fonds d’investissement alternatif réservé, on behalf of its compartment, Nordic Capital Epsilon SCA, SICAV-RAIF - Compartment 1, a private equity investment vehicle and an affiliate of Parent and Merger Sub (“Nordic Capital X” and, collectively with Nordic Capital Epsilon GP SARL, Parent and Merger Sub, the “Parent Entities”), (vi) Keith R. Dunleavy, M.D., Inovalon’s Chairman and Chief Executive Officer, (vii) Meritas Group, Inc., a Delaware corporation affiliated with Dr. Dunleavy, and (viii) Cape Capital SCSp, SICAR – Inovalon Sub-Fund, a Luxembourg special limited partnership organized as an investment company in risk capital under the law of June 14, 2004 (“Cape Capital”) and (ix) André Hoffmann. The Parent Entities and André Hoffmann are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under a possible interpretation of the SEC rules governing “going-private” transactions.

On August 19, 2021, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent. On October 15th, 2021, the Company filed with the SEC a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, which was further amended and supplemented by the filing of definitive additional materials under Regulation 14A on November 5, 2021 (the “Second Supplement”, a copy of which is attached hereto as Exhibit (a)(2)(iv)) and October 27, 2021 (the “First Supplement”, a copy of which is attached hereto as Exhibit (a)(2)(iii)), relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and cast a non-binding, advisory vote to approve certain items of compensation that are based on or otherwise related to the Merger and may become payable to certain named executive officers of the Company under existing agreements with the Company. The adoption of the Merger Agreement will require the affirmative vote of: (i) the holders of a majority of the voting power of the Company’s outstanding common stock, with holders of the outstanding Class A Common Stock and holders of the outstanding Class B Common Stock entitled to vote in accordance with the DGCL voting together as a single class; (ii) the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote in accordance with the DGCL; (iii) the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock entitled to vote in accordance with the DGCL; and (iv) the holders of a majority of the voting power of the Company’s outstanding common stock held by the Company’s stockholders other than the Rollover Stockholders (as defined below), their respective affiliates or any executive officer or director of the Company (the “Public Stockholders”), with holders of Class A Common Stock and Class B Common Stock voting as a single class, in each case based on such shares outstanding as of the close of business on the record date for the Special Meeting. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each Share, other than as provided below, will be converted into the right to receive $41.00 in cash (the “Merger Consideration”), without interest and less applicable withholding taxes. The following Shares will not be converted into the right to receive the per Share Merger Consideration in connection with the Merger: (i) certain shares held by Dr. Dunleavy and Cape Capital (the “Rollover Stockholders”) who will, pursuant to the terms of certain rollover agreements, dated as of August 19, 2021, exchange such shares of Company common stock for equity interests of Ocala Topco, Inc., a Delaware corporation, which in turn will be exchanged for equity interests of Ocala Topco, LP, a Delaware limited partnership, in each case subject to the terms and conditions of the applicable rollover agreement; (ii) shares held by Parent or Merger Sub (or any of their respective subsidiaries) or in the treasury of Inovalon; and (iii) shares held by a stockholder who properly exercises and perfects appraisal of his, her or its shares under Section 262 of the General Corporation Law of the State of Delaware, a copy of which is attached as Annex F to the Proxy Statement and incorporated herein by reference.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company’s stockholders.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item 15.    Additional Information

(c)    Other Material Information.    The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On November 16, 2021, at the Special Meeting, Inovalon’s stockholders voted to (i) approve and adopt the Merger Agreement, and approve the transactions contemplated thereby, including the Merger the “Merger Agreement Proposal”); (ii) approve a non-binding, advisory proposal to approve certain compensation arrangements for the Company’s named executive officers in connection with the Merger; and (iii) approve one or more adjournments of the Special Meeting, if necessary or appropriate, including adjournments to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Merger Agreement Proposal.

The Merger Agreement Proposal was approved by the affirmative vote of: (i) the holders of a majority of the voting power of the Company’s outstanding common stock, with holders of the outstanding Class A Common Stock and holders of the outstanding Class B Common Stock entitled to vote in accordance with the DGCL voting together as a single class; (ii) the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote in accordance with the DGCL; (iii) the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock entitled to vote in accordance with the DGCL; and (iv) the holders of a majority of the voting power of the Company’s outstanding common stock held by the Company’s stockholders other than the Rollover Stockholders, their respective affiliates or any executive officer or director of the Company (the “Public Stockholders”), with holders of Class A Common Stock and Class B Common Stock voting as a single class, in each case based on such shares outstanding as of the close of business on the record date for the Special Meeting. Each record holder of Class A Common Stock was entitled to one (1) vote for each share of Company Class A Common Stock owned of record on the record date and each holder of Company Class B Common Stock was entitled to ten (10) vote for each share of Company Class B Common stock owned of record on the record date.

The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of Inovalon Holdings, Inc. (included in the Schedule 14A filed on October 15, 2021 and incorporated herein by reference) (the “Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Definitive Additional Materials to the Proxy Statement of Inovalon Holdings, Inc. (included in the Schedule 14A filed on October 27, 2021 and incorporated herein by reference) (the “First Supplement”).

(a)(2)(iv)

Definitive Additional Materials to the Proxy Statement of Inovalon Holdings, Inc. (included in the Schedule 14A filed on November 5, 2021 and incorporated herein by reference) (the “Second Supplement”).

(a)(2)(v)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(vi)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5)(i)	Press Release, dated August 19, 2021 (incorporated by reference to Exhibit 99.1 to Inovalon Holding, Inc.’s Form 8-K filed August 19, 2021).

(a)(5)(ii)	Associate FAQs, dated August 19, 2021 (included in the Schedule 14A filed on August 19, 2021 and incorporated herein by reference)

(a)(5)(iii)	Letter to Associates from the Chief Executive Officer of Inovalon, dated August 19, 2021 (included in the Schedule 14A filed on August 19, 2021 and incorporated herein by reference)

(a)(5)(iv)	Letter to Customers, dated August 19, 2021 (included in the Schedule 14A filed on August 19, 2021 and incorporated herein by reference)

(a)(5)(v)	Letter to Vendor Partners, dated August 19, 2021 (included in the Schedule 14A filed on August 19, 2021 and incorporated herein by reference)

(a)(5)(vi)	Social Media Posts dated August 19, 2021 (included in the Schedule 14A filed on August 19, 2021 and incorporated herein by reference)

(b)(i)†	Commitment Letter, dated August 19, 2021, executed by Blackstone Alternative Credit Advisors LP (together with funds and accounts managed or advised by it or its affiliates), Owl Rock Capital Advisors LLC (together with its affiliates and its and their managed funds and accounts) and Apollo Global Funding LLC and Apollo Capital Management, L.P., on behalf of one or more investment funds, separate accounts, and other entities owned (in whole or in part), controlled, managed, and/or advised by it or its affiliates and accepted by Ocala Bidco, Inc.

(c)(i)	Opinion of J.P. Morgan Securities LLC, dated August 19, 2021 (included as Annex D to the Proxy Statement, and incorporated herein by reference).

(c)(ii)	Opinion of Evercore Group L.L.C., dated August 18, 2021 (included as Annex E to the Proxy Statement, and incorporated herein by reference).

(c)(iii)†	Preliminary Discussion Materials, dated May 3, 2021, which was for illustrative purposes only, of J.P. Morgan Securities LLC prepared for the Company Board (as defined in the Proxy Statement).

(c)(iv)†	Preliminary Discussion Materials, dated June 9, 2021, of J.P. Morgan Securities LLC prepared for the Company Board (as defined in the Proxy Statement).

(c)(v)†	Fairness Opinion Presentation Materials, dated August 17, 2021, of J.P. Morgan Securities LLC prepared for the Company Board (as defined in the Proxy Statement).

Exhibit No.	Description

(c)(vi)†	Fairness Opinion Presentation Materials, dated August 18, 2021, of J.P. Morgan Securities LLC prepared for the Company Board (as defined in the Proxy Statement).

(c)(vii)†	Preliminary Discussion Materials, dated August 10, 2021, of Evercore Group L.L.C. prepared for the Special Committee (as defined in the Proxy Statement).

(c)(viii)†	Fairness Opinion Presentation Materials, dated August 16, 2021, of Evercore Group L.L.C. prepared for the Special Committee (as defined in the Proxy Statement).

(c)(ix)†	Fairness Opinion Presentation Materials, dated August 17, 2021, of Evercore Group L.L.C. prepared for the Special Committee (as defined in the Proxy Statement).

(d)(i)	Agreement and Plan of Merger, dated August 19, 2021, by and among Inovalon Holdings, Inc., Ocala Bidco, Inc. and Ocala Merger Sub, Inc. (included as Annex A to the Proxy Statement, and incorporated herein by reference).

(d)(ii)	Voting and Support Agreement, dated August 19, 2021, by and among Ocala Bidco, Inc., Keith R. Dunleavy Management Trust u/a dated December 22, 2008, as amended, Meritas Holdings, LLC, Meritas Group, Inc. and the Dunleavy Foundation (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(iii)	Voting and Support Agreement, dated August 19, 2021, by and among Ocala Bidco, Inc., André Hoffmann and Cape Capital SCSp, SICAR – Inovalon Sub-Fund (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(iv)	Rollover Agreement, dated August 19, 2021, by and among Ocala Topco, LP, Ocala Topco, Inc. and Meritas Group, Inc. (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(v)	Rollover Agreement, dated August 19, 2021, by and among Ocala Topco, LP, Ocala Topco, Inc. and Cape Capital SCSp, SICAR – Inovalon Sub-Fund (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(vi)†	Limited Guarantee, dated August 19, 2021, by Nordic Capital Epsilon SCA, SICAV-RAIF, on behalf of its compartment, Nordic Capital Epsilon SCA, SICAV-RAIF – Compartment 1, and each other guarantor party thereto, in favor of Inovalon Holdings, Inc.

(d)(vii)†	Equity Commitment Letter, dated August 19, 2021, by and among Nordic Capital Epsilon SCA, SICAV-RAIF, on behalf of its compartment, Nordic Capital Epsilon SCA, SICAV-RAIF - Compartment 1, Ocala Bidco, Inc. and each other equity investor party thereto.

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex F to the Proxy Statement, and incorporated herein by reference).

(g)	Not Applicable.

†	Previously Filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INOVALON HOLDINGS, INC.

By:	/s/ Jonathan Boldt
Name:	Jonathan Boldt
Title:	Chief Financial Officer
Date:	November 17, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCALA BIDCO, INC.

By:	/s/ Aditya Desaraju
Name:	Aditya Desaraju
Title:	President
Date:	November 17, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCALA MERGER SUB, INC.

By:	/s/ Aditya Desaraju
Name:	Aditya Desaraju
Title:	President
Date:	November 17, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORDIC CAPITAL EPSILON SCA, SICAV-RAIF

(acting through its general partner NORDIC CAPITAL EPSILON GP SARL)

for and on behalf of its compartment NORDIC CAPITAL EPSILON SCA, SICAV-RAIF-COMPARTMENT 1

By:	/s/ Ian Charoub
Name:	Ian Charoub
Title:	Class A Manager
Date:	November 17, 2021

By:	/s/ Monica Morsch
Name:	Monica Morsch
Title:	Class B Manager
Date:	November 17, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORDIC CAPITAL EPSILON GP SARL

By:	/s/ Ian Charoub
Name:	Ian Charoub
Title:	Class A Manager
Date:	November 17, 2021

By:	/s/ Monica Morsch
Name:	Monica Morsch
Title:	Class B Manager
Date:	November 17, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEITH R. DUNLEAVY, M.D.

By:	/s/ Keith R. Dunleavy, M.D.
Name:	Keith R. Dunleavy, M.D.
Date:	November 17, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERITAS GROUP, INC.

By:	/s/ Keith R. Dunleavy, M.D.
Name:	Keith R. Dunleavy, M.D.
Title:	President
Date:	November 17, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPE CAPITAL SCSP, SICAR – INOVALON SUB-FUND

(by the General Partner CAPE CAPITAL MANAGEMENT S.À.R.L)

By:	/s/ Rolf Johan Holgersson
Name:	Rolf Johan Holgersson
Title:	Member of the Board of Managers
Date:	November 17, 2021

By:	/s/ Véronique Trausch
Name:	Véronique Trausch
Title:	Member of the Board of Managers
Date:	November 17, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANDRÉ HOFFMANN

By:	/s/ André Hoffmann
Name:	André Hoffmann
Date:	November 17, 2021